Exhibit 1.

Trading Symbols (TSX-V: LM; OTC: LMDCF; FSE: LIMA) 151 Bloor St West Suite 609 Toronto, Ontario Canada M5S 1S4 Tel: 416.927.7000 Fax: 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

Second Quarter Ended September 30, 2021

November 24, 2021

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2021

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of November 24, 2021, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the period ended September 30, 2021 and 2020, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three-month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis	2

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or” us”) is a global EdTech company that is ‘Building a multilingual world’ by developing and marketing products for learners of new languages through various life stages, from classroom to boardroom. By integrating education and technology, the company empowers language educators to easily transition from traditional teaching methods to digital learning. The Company provides both online and print-based solutions through two distinct business units: ELL Technologies Ltd., d/b/a Everybody Loves Languages and Lingo Learning. Everybody Loves Languages provides online training and assessment for language learning, while Lingo Learning is a print-based publisher of English language learning programs in China. Through its two distinct business units, Lingo Media develops, markets, and supports a suite of language learning solutions consisting of web-based software licensing subscriptions, online and professional services, audio practice tools and multi-platform applications. The Company continues to operate its textbook publishing business from which it collects recurring royalty revenues.

Lingo Media’s two distinct business units include Everybody Loves Languages (“ELL Technologies”) and Lingo Learning. ELL Technologies is an online educational technology (“EdTech”) language learning training and assessment company that creates innovative software-as-a-service el-earning solutions. ELL Technologies market consists of educational institutions (such as schools, high schools, vocation schools, universities, etc.) and corporations. ELL Technologies sells and markets its online language learning solutions in Latin America, Asia, Europe, and the U.S. Lingo Learning is a print-based publisher of English language learning textbook programs in China. The Company has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market.

The Company continues to invest in its underlying technology, including features and scalability, as well as language content and leverages its industry expertise to expand into more scalable education technology. Recent product initiatives have allowed us to expand the breadth of our language learning product offerings. The Company’s web-based EdTech learning segment continues to present a significant opportunity for long-term growth.

Lingo Media’s strategy is to focus on sales channels and relationships while continuously developing its content and technology offerings.

Q3 2021 Corporate Highlights

●

November 6, 2021, the Company announced the filing of Form 15F with the U.S. Securities and Exchange Commission ("SEC") to terminate the registration of all classes of its registered securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as to terminate its reporting obligations under the Exchange Act. As a result of filing the Form 15F, Lingo Media's obligations to file reports under the Exchange Act will be suspended immediately and are expected to terminate 90 days after the filing, barring any objection by the SEC.

●	On November 16, 2021, the shareholders approved all matters at the Annual General Meeting.

●

On November 19, 2021, the Company announced that the Board of Directors re-appointed Gali Bar-Ziv as president & CEO and Khurram Qureshi as Chief Financial Officers. In addition, the Board appointed Khurram Qureshi as a Director and Mr. Michael Kraft notified the Company of his intention to retire from the Company’s board of directors for personal reasons.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis	3

Q3 2021 Operational Highlights

●	Online English Language Learning:

✔	Released Level 1 of English Academy, a English learning program aimed at primary school learners.

✔	Doubled the Portuguese course to cover learners up to B2 on the Common European Framework of Reference (CEFR)

✔	Entered into a distribution agreement with partners in Peru and Honduras.

✔	Grew its sales team by hiring personnel in Colombia and Peru.

✔	Conducted three webinars as part of ELL teacher development series

●	Print-Based English Language Learning:

✔	expanded existing market for PEP Primary English program into one additional province in China

✔	Initiated the development of content and material for its Grade 3 textbooks.

Online English Language Learning

ELL Technologies has developed and is marketing one of the largest libraries of online language learning resources in the world. The library has more than 3,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Campus, English for Success, Master and Business in addition to courses to learn French, Mandarin, Spanish, and Portuguese languages. ELL Technologies is primarily marketed in Latin America, and now the U.S. through a network of distributors and earns its revenues from online and offline licensing fees from its suite of web-based language learning products and applications.

ELL Technologies’ high-tech, easy to implement eLearning Software-as-a-Service solutions have positioned the Company to provide learners of all ages and levels of English proficiency with a platform to further their language learning development.

All products have been designed by our proprietary tools enabling ELL Technologies to market and sell to academic institutions and governments. Educators who license the platform are able to easily assign, and arrange lessons and courses as they see fit, including personalizing the learning to a particular individual’s needs and progress.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis	4

Formative assessments and data gathering functionality allows us to adapt and improve content. Based on that data, we are able to program iterations to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by learners, we empower educators and allow them to easily transition from pure classroom paper-based teaching to the online world.

Summary of Q3 2021 product development achievements:

●	Completed teacher development course
●	Completed the development of English Academy- Level 1, an English program aimed at Primary school learners.
●	Doubled the Portuguese course to cover learners up to B2 on the Common European Framework of Reference (CEFR)

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 763 million units from its library of program titles.

Overall Performance

During the quarter ended September 30, 2021, Lingo Media recorded revenues of $163,493 as compared to $68,775 in 2020, an increase of 138%. Net loss was $282,095 as compared to net loss $357,145 in 2020, a decrease of 21%, resulting in a $0.01 loss per share as compared to loss per share of $0.01 in 2020. Total comprehensive loss was $226,580 as compared to loss $400,723 in 2020. The Company recorded selling general and administrative costs of $264,444 compared to $275,419 in 2020. Share-based payments of $nil was recorded in 2021 as compared to $6,209 in 2020. In addition, cash used in operations was $107,495 as compared $340,970 generated from operation in 2020.

During the nine-month ended September 30, 2021, the Company recorded revenues of $1,343,091 as compared to $1,143,288 in 2020, an increase of 17%. Net profit was $5,789 as compared to net profit $500,803 in 2020, a decrease of 99%, resulting in a $0.00 earnings per share as compared to earnings per shares of $0.02 in 2020. Total comprehensive loss was $43,249 as compared to total comprehensive income $556,159 in 2020. The Company recorded selling general and administrative costs of $782,138 compared to $28,808 in 2020. Share-based payments of $1,780 was recorded in 2021 as compared to $20,055 in 2020. In addition, cash used in operations was $45,983 as compared $1,000,719 generated from operation in 2020.

During the nine-month period ended September 30, 2020, the Company received a grant from the Province of Ontario’s Interactive Digital Media Tax Credit (“OIDMTC”) in the amount of $904,940. The OIDMTC is a refundable tax credit based on eligible Ontario labour expenditures in additional to eligible marketing and distribution expenditures claimed by a qualifying corporation with respect to interactive digital media products. In absence of OIDMTC grant and related costs, Lingo Media’s income from operations of $500,803 for Q3 2020 would have been adjusted to a loss from operation of $177,070 as compared to income from operations of $90,266 in the same period of 2021. The operational improvement is due to the increase in revenue during the period.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $150,973 for the three months period, compared to $60,340 in 2020.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis	5

Print-Based English Language Learning

Lingo Media earned royalty revenue of $12,520 in 2021 compared to $8,435 in 2020 from People’s Education Press (“PEP”) and People’s Education & Audio Visual Press (“PEP AV”). This revenue consists of royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP and PEP AV’s local marketing and training initiatives.

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

HolonIQ in its 2020 Global Education Outlook study estimates that Education technology will grow at 11% annual rate to $341 billion by 2025. Population growth is going to be a key challenge for education with projected 2.7 billion students by 2035. This would require countries to scale education. The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are currently a US$56.3 Billion global market notes Ambient Insight.

GlobalEnglish forecasts the global eLearning market to grow to $37.6 Billion by end of 2021, while experiencing exponential growth to reach $325 Billion worldwide by 2025.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion by end of 2021, or at a CAGR or 16.72%.

Latin American Region

The Inter-American Dialogue recently noted that while English language training programs exist in various forms throughout Latin American region, there are three key factors that these programs must address to be successful: ensuring continuity, developing a strong monitoring and evaluation framework that informs adaptation, and addressing the lack of sufficient quality teachers. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321 million in 2020. Growth has been very rapid in the Latin American region and represents a particularly strong opportunity moving forward relative to other geographic regions.

Asia-Pacific Region

Technavio forecasts the English language training (ELT) market in China to be worth $75 Billion by 2022, growing at a CAGR of 22%. The growth of the ELT market in China is driven by more people desiring to learn English, the adaptation of smartphones, increasing levels of disposable income, and the inherent advantages of online education. Technavio also notes that 49% of the growth in the global digital English language learning market will come from the Asia-Pacific region.

Lingo Media is positioned to take advantage of the market opportunity for English language training in Latin America and Asia, with its scalable digital language learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As at September 30, 2021, Lingo Media had working capital of $1,887,365 compared to $1,398,192 as at September 30, 2020. Total comprehensive loss for the three-month period ended September 30, 2021 was $226,580 compared to comprehensive loss of $400,723 for the period ended September 30, 2020.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis	6

Financial Highlights – for the Third Quarter Ended September 30, 2021

	2021	2020	2019
Revenue
Print-Based English Language Learning	$12,520	$8,435	$62,095
Online English Language Learning	150,973	60,340	55,450
	163,493	68,775	117,545
Net Loss for the Period	(282,095)	(357,145)	(342,182)
Total Comprehensive Loss	(226,580)	(400,723)	(320,519)
Loss per Share	$(0.01)	$(0.01)	$(0.01)
Total Assets	2,329,771	2,267,867	1,474,058
Working Capital	1,887,365	1,398,192	351,112
Cash Provided (Used) – Operations	$(107,495)	$340,970	$(111,894)

The Company had cash on hand as at September 30, 2021 of $1,184,547 (2020 - $1,459,863) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future debt and/or equity financings, if and as required to fund its operations.

Results of Operations

Revenues

During the quarter, Lingo Media earned $150,973 in online licensing sales revenue as compared to $60,340 in 2020. Revenues from print-based English language learning for the quarter were $12,520 compared to $8,435 in 2020. Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with PEP and PEP AV and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

During the period, Lingo Media recorded revenues of $163,493 as compared to $68,775 in 2020. Net loss was $282,095 compared to net loss $357,145 in 2020 resulting in a $0.01 loss per share as compared to $0.01 loss per share in 2020.

Selling, General and Administrative

Selling, general and administrative expenses were $264,444 compared to $275,419 in 2020. The decreased selling, general and administrative costs in Q3 2021 was primarily due to due to reduced administrative expenses.

Included as a reduction of selling, general and administrative expenses are government grant of $55,000 (2020 - $55,691), relating to the Company's publishing and software projects.

The Canada Emergency Wage Subsidy (“CEWS”) was announced on March 27, 2020. Effective April 11, 2020, the CEWS came into force providing a wage subsidy to eligible Canadian employers to enable them to continue to pay their Canadian employees through their own payroll. During the quarter, the Company applied to the CEWS and received a subsidy subsequent to the end of the quarter. The amount of $8,492 (2020 - $30,971) CEWS was recorded during the period as a reduction of general and administrative expense.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis	7

The Company participated Career Ready Program in January 2021. It is part of the Government of Canada’s Student Work Placement Program. It supports businesses by financing their decision to hire a student for a work-term placement. This in turn creates a rewarding opportunity for the student to apply their learning in real-world setting and puts them on a path to a bright career. During the period, the Company applied financial support to the program. The application has been approved and the payment is pending for distribution.

Selling, general and administrative expenses for the three segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative expenses for print-based publishing was $82,430 compared to the recovery of $110,573 in 2020. The decrease of the expenses is primarily due to the reduction of administrative and travel expenditures. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

Quarter Ended September 30	2021	2020
Sales, marketing & administration	10,642	$21,646
Consulting fees and salaries	125,858	152,271
General & admin expenses recovery	-	(7,800)
Travel	-	12,228
Premises	6,130	16,602
Professional fees	3,292	2,289
Less: Grants	(55,000)	(55,691)
Wage subsidy	(8,492)	(30,971)
	$82,430	$110,573

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $55,078 for the period compared to $16,005 in Q3 2020. Selling, general and administrative costs for this operating unit increased in Q3 2021 primarily due to increased efforts in sales and marketing. The company participated in the Career Ready Program, a part of the Government of Canada’s Student Work Placement Program. It supports businesses by financing their decision to hire a student for a work-term placement. This in turn creates a rewarding opportunity for the student to apply their learning in real-world setting and puts them on a path to a bright career. During the period, the Company submitted financial support application to the program. It has been approved and pending for payment distribution.

The following is a breakdown of selling, general and administrative costs directly related to online-based English language learning:

Quarter Ended September 30	2021	2020
Sales, marketing & administration	24,563	$13,989
Consulting fees and salaries	8,736	9,182
Travel	367	-
Premises	300	12,000
Professional fees	21,112	-
Less: Grants	-	(19,166)
	$55,078	$16,005

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis	8

(ii)	Head Office

Selling, general and administrative costs related to head office was $ 126,936 for the period compared to $148,840 in 2020. Selling, general and administrative costs for this reporting unit decreased in 2021 as compared to 2020, which is primarily due to the reduced expenditure in shareholder services.

Quarter Ended September 30	2021	2020
Sales, marketing & administration	16,783	$14,504
Consulting fees & salaries	79,500	99,003
Travel	-
Shareholder services	12,127	16,007
Professional fees	18,526	19,325
	126,936	$148,840
Total Selling, General and Administrative Expenses	$264,444	$275,418

The Company’s lease of its head office location expired in 2021 and the premises costs were reduced during the quarter.

Selling, General and Administrative Expenses for the nine-month period ended September 30, 2021 were $782,138 as compared to $28,808 for the same period of 2020. In 2020, the Company received a grant from the Province of Ontario’s Interactive Digital Media Tax Credit (“OIDMTC”) in the amount of $904,940. The OIDMTC is a refundable tax credit based on eligible Ontario labour expenditures in additional to eligible marketing and distribution expenditures claimed by a qualifying corporation with respect to interactive digital media products. The grant was recorded as a reduction of Selling, General and Administrative expenses.

Net Loss

Net loss for the Company was $282,095 for the period ended September 30, 2021, as compared to loss $357,145 in 2020. Net loss can be attributed to the two operating segments and head office as a reporting segment as shown below:

Online ELL	2021	2020
Revenue	$150,973		$60,340
Expenses:
Direct costs	33,186		26,434
General & administrative	55,078		16,005
Amortization	313		259
Development cost	90,969		88,972
	179,546		131,669
Segmented Profit - Online ELL	$(28,571)		$(71,329)

Print-Based ELL
Revenue	12,520		8,435
Expenses:
Direct costs	44,610		13,543
General & administrative recovery	82,430		110,573
Amortization	601		25,533
Income taxes and other taxes	(13,144)		904
	$114,497		$150,554
Segmented Profit – Print-Based ELL	$(101,977)	$	(142,119)

Head Office
Expenses:
General & administrative	$126,936		$148,840
Amortization of property & equipment	49		156
	126,985		$148,996

Total Segmented Profit	$(257,533)		$(362,444)

Other
Foreign exchange gain (loss)	$(19,735)		$16,746
Interest and other financial expenses	(4,827)		(5,238)
Share based payment	-		(6,209)
Other comprehensive income	55,515		(43,578)
	30,953		(38,279)
Total Comprehensive Income	$(226,580)		$(400,723)

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis	9

Foreign Exchange

The Company recorded foreign exchange loss of $19,735 as compared to a foreign exchange gain of $16,746 in 2020, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $nil compared to $6,209 in Q3 2020.

Net Loss for the Period

The Company reported a net loss of $282,095 for the period as compared to net loss $357,145 in Q3 2020. The earnings per share for the period is $(0.01) compared to $(0.01) in Q3 2020.

Total Comprehensive Loss

The total comprehensive loss is calculated after the application of exchange differences on translating foreign operations gain/(loss). The Company reported a total comprehensive loss of $226,580 for the quarter ended September 30, 2021 as compared to a loss of $400,723 in Q3 2020.

Summary of Quarterly Results

	Q4 – 20	Q1 –21	Q2 - 21	Q3-21
Revenue	$958,766	$149,080	1,030,518	163,493
Income / (Loss) Before Taxes and Other Comprehensive Income	695,059	(416,801)	801,677	(295,239)
Total Comprehensive Income / (Loss)	511,450	(268,257)	451,588	(226,580)
Income / (Loss) per Basic and Diluted Share	$0.01	$(0.01)	$0.02	$(0.01)

	Q4 – 19	Q1 – 20	Q2 - 20	Q3-20
Revenue	$831,508	97,124	977,389	68,775 68,775
Income / (Loss) Before Taxes and Other Comprehensive Income	432,701	237,055	717,949	(356,241)
Total Comprehensive Income (Loss)	345,093	399,080	557,802	(400,723)
Income / (Loss) per Basic and Diluted Share	$0.01	$0.01	$0.02	$(0.01)

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis	10

Liquidity and Capital Resources

As at September 30, 2021, the Company had cash of $1,184,547 compared to $1,459,863 in 2020. Accounts and grants receivable of $1,013,424 were outstanding at the end of the period compared to $249,383 in 2020. With 97% of the receivables from PEP and the balance due from ELL Technologies customers with a 90 - 180 days collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $2,311,576 (2020 - $1,793,923) with current liabilities of $424,211 (2020 - $395,731) resulting in working capital of $1,887,365 (2020 - $1,398,192).

Lingo Learning receives government grants based on certain eligibility criteria for publishing industry development in Canada and for international marketing support. These government grants are recorded as a reduction of general and administrative expenses to offset direct expenditure funded by the grant. The Company receives these grants throughout the year. The grant is applied based on Lingo Learning meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these government grants in the future.

Lingo Media has access to working capital through equity financings or debt financings, if required to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

The Company’s key management includes Michael Kraft, Chairman, Gali Bar-Ziv, President & CEO, Khurram Qureshi, CFO in addition to Board Directors and the Secretary of the Board.

The Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

Key management compensation for the quarter was $79,500 (2020 – $120,266) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company.

During the 3-month period ended September 30, 2021, the company paid $3,900 director fees to independent directors.

Additional Disclosure

Property and Equipment

	Computer and Office Equipment	Leasehold Improvements	Total
Cost, January 1, 2020	$84,828	$33,180	$118,008
Effect of foreign exchange	2,657	-	2,657
Cost, September 30, 2020	$87,485	$33,180	$120,665
Additions	2,319	-	2,319
Effect of foreign exchange	(2,852)	-	(2,852)
Cost, December 31, 2020	$86,952	$33,180	$120,132
Additions	2,248	-	2,248
Disposal	(33,384)	-	(33,384)
Effect of foreign exchange	(172)	-	(172)
Cost, September 30, 2021	$55,644	$33,180	$88,824

Accumulated depreciation, January 1, 2020	$59,567	$23,226	$82,793
Charge for the period	3,979	6,399	10,378
Effect of foreign exchange	323		323
Accumulated depreciation, September 30, 2020	$63,869	$29,625	$93,494
Charge for the period	1,335	2,133	3,468
Effect of foreign exchange	(515)		(515)
Accumulated depreciation, December 31, 2020	$64,689	$31,758	$96,447
Charge for the period	3,063	1,422	3,063
Disposal	(30,134)	-	(30,134)
Effect of foreign exchange	(169)	-	(169)
Accumulated depreciation, September 30, 2021	$37,449	$33,180	$70,629

Net book value, December 31, 2020	$22,263	$1,422	$23,685
Net book value, September 30, 2021	$18,195	$-	$18,195

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis	11

Right-of-Use Asset and Lease Obligation

The Company has one office facility under lease. The lease term is 5 years from 2016, with an option to renew the lease for another 5-year term after that date. The Company did not renew the lease and the lease expired on February 28, 2021.

Non-cancellable lease rentals are payable as follows:

Less than 1 year	$-
Between 1 and 5 years	-
$-

The Company subleased Suite 609 at 151 Bloor Street West, Toronto Ontario. It also has equipment lease and office lease in Beijing which it has determined are not recognized as right of use assets or lease liabilities as they are short-term lease and low dollar value. The Beijing office lease expense for the period is $7,119.

The Company’s lease obligation and movements during the period ended September 30, 2021:

Lease Obligation
Lease obligation as of January 1, 2020	$574,762
Accretion on lease liability	32,427
Lease payment	(88,198)
Lease obligation at September 30, 2020	$518,991
Accretion on lease liability	10,055
Lease payment	(29,400)
Adjustment from lease reassessment	(480,046)
Lease obligation at December 31, 2020	$19,600
Lease payment	(19,600)
Lease obligation at September 30, 2021	$-

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis	12

The Company’s right-of-use assets and movements therein during the period ended September 30, 2021:

Office Lease

Right-of-use assets at January 1, 2020	$514,181
Depreciation on right-of-use assets	(67,398)
Right-of-use assets at September 30, 2020	446,773
Adjustment from lease reassessment	(480,047)
Depreciation on right-of-use assets	50,052
Right-of-use assets at December 31, 2020	$16,788
Depreciation on right-of-use assets	(16,788)
Right-of-use assets at September 30, 2021	$-

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Lingo Media has taken measures to protect its management, employees and contractors and has advised them to work from home and maintain a safe environment to ensure they are healthy and have minimal exposure to the risk of infection. In addition, the company is eligible and has applied for certain government subsidies, additional grants and interest-free loans, which are already reflected in these financial statements.

The Company has contacted all the parties it is working with to ensure they are all working in a safe environment. A number of such parties have had an impact on their operations and ability to collaborate, while, a large number have identified multiple new business opportunities due to COVID-19 and the stay at home order of students in many countries. Lingo Media is offering e-learning solutions which meets the challenges schools and universities are facing by providing online language learning solutions. In addition, the Company has designed a number of programs to ensure its clients can easily deploy its suite of products that are well suited for a quarantined environment.

Risk Factors

Business Risk and Uncertainties

We are subject to a number of risks and uncertainties that can significantly affect our business, financial condition and future financial performance, as described below. In particular, there remain significant uncertainties in capital markets impacting the availability of equity financing. While these uncertainties in capital markets do not have a direct impact on our ability to carry out our business, the Company may be impacted should it become more difficult to gain access to capital when and if needed. These risks and uncertainties are not necessarily the only risks the Company faces. Additional risks and uncertainties that are presently unknown to the Company may adversely affect our business.

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Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $97,025 (2020 ‑ $79,357) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar on September 30, 2021, would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of September 30, 2021, are as follows:

September 30, 2021
USD
Cash	794,820
Accounts receivable	666,196
Accounts payable	24,979

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At September 30, 2021, the Company had cash of $1,184,547, accounts and grants receivable of $1,013,424 and prepaid and other receivables of $113,605 to settle current liabilities of $424,211.

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As of September 30, 2021, the Company has outstanding trading receivables of $848,424 (2020 - $249,383). New impairment requirements use an 'expected credit loss' ('ECL') model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Retention or Maintenance of Key Personnel

Although Lingo Media’s management has made efforts to align the interests of key employees with the Company by, among other things, granting stock options to its operations personnel with vesting schedules tied to continued employment, there is no assurance that Lingo Media can attract or retain key personnel in a timely manner as the need arises. Failure to have adequate personnel may materially compromise the ability of the Company to operate its business.

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Disclosure of Outstanding Share Data

As of November 24, 2021, the followings are outstanding:

Common Shares – 35,529,192

Warrants – Nil

Stock Options – 4,055,000

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

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